Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to the Registration Statement (Form S-4 No. 333-255547) and related Joint Proxy Statement/Prospectus of II-VI Incorporated for the registration of its common stock and to the incorporation by reference therein of our reports dated August 26, 2020, with respect to the consolidated financial statements and schedule of II-VI Incorporated and Subsidiaries, and the effectiveness of internal control over financial reporting of II-VI Incorporated and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended June 30, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

May 4, 2021